Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex: Cimfran 610 823 F

RECEIVED
2005 NOV 21 P 12: 11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXEMPTION NUMBER FILE N° 82.3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

SUPPL

Paris la Défense,
November 8th 2005

05012724

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders:

Press Information :

- November 4th 2005

Sincerely yours.

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

Finance Department Manager

F. Mo

Fabienne MOREAU

dlw 11/22

Personal copy: Miss Sandra FOLSON

Press release

Ciments Français
Italcementi Group

CIMENTS FRANÇAIS: RESULTS ON THE RISE

Paris, November 4, 2005 – The Board of Directors of Ciments Français, chaired by Yves René Nanot, met on November 3, 2005 to review the consolidated financial statements at September 30, 2005.
These non-audited financial statements were drawn up in accordance with the IFRS and the Group's accounting principles.

CONSOLIDATED REVENUES

Consolidated revenues at September 30, 2005, amounted to **€2,657.2** million, a **14.5%** increase compared to the first nine months of 2004, i.e. a **7.8%** increase on a like-for-like basis.

The favourable currency translation effect amounted to +0.7% (€17.1 million), as the gain of the Turkish lira against the Euro was higher than the decline in the Dollar.
The also positive impact of changes in the scope of consolidation amounted to +5.9% (€138.2 million), resulting from the full consolidation of Suez Cement from April 1, 2005, and of ASEC Cement from August 1, 2005, despite the late 2004 disposal of minor construction materials activities in France.

In € millions	First nine months of			
	2005	**2004 IFRS restated**	*% change 2005 vs. 2004*	*% change 2005 vs. 2004* (1)
BREAKDOWN BY GEOGRAPHIC AREA				
European Union	1,383.9	1,345.9	*2.8*	*3.5*
North America	447.7	416.3	*7.6*	*10.8*
Asia	183.6	167.5	*9.6*	*11.1*
Mediterranean basin (2)	527.5	308.7	*70.9*	*15.2*
Trading	114.4	82.5	*38.7*	*39.9*
TOTAL	**2,657.2**	**2,320.8**	***14.5***	***7.8***
BREAKDOWN BY BUSINESS SEGMENT				
Cement and Clinker	1,791.1	1,515.2	*18.2*	*8.9*
Aggregates / Ready-mixed concrete	790.3	746.6	*5.9*	*5.5*
Other	75.8	59.0	*28.5*	*8.7*

The increase in volumes at the end of the first half-year period was confirmed in the third quarter in the three business segments despite a slowdown in cement sales on domestic markets in North America and Asia (Thailand in particular).

At the end of September, consolidated revenues increased in every country except Greece and also profited from globally positive price trends.

CONSOLIDATED FINANCIAL STATEMENTS

In € millions	First nine months of		
	2005	**2004 IFRS restated**	**% change**
Revenues	2,657.2	2,320.8	*14.5*
Gross operating profit	687.1	602.8	*14.0*
Operating profit	493.1	444.0	*11.1*
Net profit for the period	**330.8**	**278.5**	***18.8***
of which attributable to equity holders of the parent	**294.9**	**249.7**	***18.1***

Gross operating profit for the third quarter amounted to **€291.3** million, a sharp increase compared to 2004 (**+28.6%**) and also rose significantly at the end of September (**+14.0%**) due to the impact of the consolidation of Egyptian operations and to a globally positive business trend.

Net profit, also benefiting from a reduction in financial expenses and a lower tax burden, amounts to **€143.9** million for the quarter and to **€330.8** million for the nine-month period ended September 30, with significant increases of **+32.6%** and **+18.8%** respectively.

Net financial debt after the very high capital expenditure and financial investments over the period of €834 million amounted to €1,884.5 million at September 30, 2005, compared to €1,215.0 million at January 1, 2005 under IFRS.

OUTLOOK

The globally positive business trend at the end of September should continue in the final quarter and should, excluding Egyptian operations, generate operating profits in line with those achieved the year before.

The consolidation of Egyptian operations will ensure a significant improvement in 2005 results compared to 2004.

A conference call concerning the results for the nine months ended September 30, 2005 will be organized on Monday, 7 November at 3:30 pm.

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tel : +33(0)1 42 91 75 00

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